WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

07025729

RECEIVED
2007 AUG -7 A 3:45

SUPPL

July 30, 2007

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Marks & Spencer p.l.c. – disclosures under DTR 3.1.4R(1)	July 30, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

By: [signature]
Kenneth J. Miles
Authorized Representative

Enclosure

The following information is disclosed under DTR 3.1.4R(1)

1. **Dividend Reinvestment Plan**

The Company was informed on 30 July 2007 that on 13 July 2007 the following PDMRs and/or their Connected Persons acquired Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of £6.539 each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 13 July 2007:

Name of PDMR	**No. of Shares Acquired**
Lord Burns	262
Guy Farrant	679
Steven Sharp	480
Lesley Sharp	7

2. **PEPs**

The Company was informed on 20 July 2007 that on 13 July 2007, the following PDMR acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £6.525 each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	**No. of Shares Acquired**
Graham Oakley	18

4. **Deferred Share Bonus Plan 2006 Dividend Reinvestment Plan**

The Company was informed on 20 July 2007 that on 13 July 2007, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £6.5641 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2006. These shares are also held in Trust and will be awarded when the plan vests in July 2009:

Name of PDMR	**No. of Shares Acquired**
Graham Oakley	834
Stuart Rose	642
Steven Sharp	1,183

5. **PDMRs' Holdings**

Following the above notifications, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	**Total Holding of Ordinary Shares**	**Total Percentage Holding**
Lord Burns	17,137	De minimis
Guy Farrant	62,147	De minimis
Graham Oakley	106,199*	De minimis
Steven Sharp	81,967*	De minimis
Stuart Rose	500,416*	De minimis

* holding does not include shares allocated through the Deferred Share Bonus Plan 2006 or the Deferred Share Bonus Plan 2006 Dividend Reinvestment Plan as these are not awarded until the plan vests in July 2009.

For further information, please contact:

Anthony Clarke

020 8718 9940

The following information is disclosed under DTR 3.1.4R(1)

1. **Dividend Reinvestment Plan**

The Company was informed on 30 July 2007 that on 13 July 2007 the following PDMRs and/or their Connected Persons acquired Marks and Spencer Group plc Ordinary shares of 25p each, purchased in London at a price of £6.539 each, under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 13 July 2007:

Name of PDMR	No. of Shares Acquired
Lord Burns	262
Guy Farrant	679
Steven Sharp	480
Lesley Sharp	7

2. **PEPs**

The Company was informed on 20 July 2007 that on 13 July 2007, the following PDMR acquired Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £6.525 each, as a reinvestment of dividend in a PEP registered under the name of Marks & Spencer Savings and Investments Limited:

Name of PDMR	No. of Shares Acquired
Graham Oakley	18

4. **Deferred Share Bonus Plan 2006 Dividend Reinvestment Plan**

The Company was informed on 20 July 2007 that on 13 July 2007, the following PDMRs were allocated Marks and Spencer Group plc Ordinary Shares of 25p each, purchased in London at a price of £6.5641 each, as a reinvestment of dividends from shares held in Trust under the Deferred Share Bonus Plan 2006. These shares are also held in Trust and will be awarded when the plan vests in July 2009:

Name of PDMR	No. of Shares Acquired
Graham Oakley	834
Stuart Rose	642
Steven Sharp	1,183

5. **PDMRs' Holdings**

Following the above notifications, the PDMRs' holdings, including those of their Connected Persons, are confirmed as follows:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Lord Burns	17,137	De minimis
Guy Farrant	62,147	De minimis
Graham Oakley	106,199*	De minimis
Steven Sharp	81,967*	De minimis
Stuart Rose	500,416*	De minimis

* holding does not include shares allocated through the Deferred Share Bonus Plan 2006 or the Deferred Share Bonus Plan 2006 Dividend Reinvestment Plan as these are not awarded until the plan vests in July 2009.

For further information, please contact:

Anthony Clarke

020 8718 9940

WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE

NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

RECEIVED

2007 AUG -7 A 3:24

July 31, 2007

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

Announcement	Issue Date
1. Marks and Spencer Group PLC – Voting Rights and Capital	July 31, 2007

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of the above announcement and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: ______________________
Kenneth J. Miles
Authorized Representative

Enclosure

Issued: 31 July 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

The following information is released in accordance with DTR 5.6:

The Company's capital consists of 1,701,403,414 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,701,403,414.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

Issued: 31 July 2007

Marks and Spencer Group PLC (the "Company") – Voting Rights and Capital

The following information is released in accordance with DTR 5.6:

The Company's capital consists of 1,701,403,414 ordinary shares with voting rights. The Company does not hold any shares in Treasury at the date of this disclosure.

Therefore, the total number of voting rights in the Company is 1,701,403,414.

The above figure can be used by shareholders as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Anthony Clarke
020 8718 9940

END